As filed with the Securities and Exchange Commission on May 11, 2004

                                            Securities Act File No. 333-113433
                                    Investment Company Act File No.  811-06540

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

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                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

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                        Pre-Effective Amendment No.     [ ]
                     Post-Effective Amendment No.   1   [X]
                       (Check appropriate box or boxes)

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                         MuniYield Insured Fund, Inc.
            (Exact Name of Registrant as Specified in its Charter)

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                                (609) 282-2800
                       (Area Code and Telephone Number)

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                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

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                                Terry K. Glenn
                         MuniYield Insured Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                   (Name and Address of Agent for Service)

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                                  Copies to:
          Frank P. Bruno, Esq.                   Andrew J. Donohue, Esq.
     SIDLEY AUSTIN BROWN & WOOD LLP            FUND ASSET MANAGEMENT, L.P.
           787 Seventh Avenue                         P.O. Box 9011
     New York, New York 10019-6018          Princeton, New Jersey 08543-9011

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Title of Securities Being Registered:  Common Stock, Par Value $.10 per share.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.

      This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-113433) (the "N-14 Registration Statement") consists of the following:

      (1) Facing Sheet of this Registration Statement.

      (2) Part C of this Registration Statement (including signature page).

      Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus and Statement of Additional Information contained in Pre-Effective Amendment No. 1 to the N-14 Registration Statement, which was filed with the Securities and Exchange Commission on April 15, 2004.

         This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file Articles of Amendment to the Registrant's Articles Supplementary, dated December 1, 1994, and the Registrant's Articles Supplementary dated January 22, 1997 (the "Articles of Amendment"), as Exhibit 1(e) to the N-14 Registration Statement. The Articles of Amendment relate to the right of holders of the Registrant's Auction Market Preferred Stock to vote with respect to certain matters.

                           PART C OTHER INFORMATION


Item 15. Indemnification.

      Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, filed as Exhibit 1(a) hereto; Article VI of the Registrant's By-Laws, filed as Exhibit 2 hereto, and the Investment Advisory Agreement, a form of which is filed as
Exhibit 6 hereto, provide for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

      Reference is made to (i) Section Six of the Purchase Agreement relating to the Registrant's Common Stock, a form of which previously was filed as an exhibit to the Common Stock Registration Statement (as defined below), and
(ii) Section Seven of the Purchase Agreement relating to certain series of the Registrant's Auction Market Preferred Stock ("AMPS"), a form of which previously was filed as an exhibit to the AMPS Registration Statement (as defined below), for provisions relating to the indemnification of the applicable underwriter.


Item 16. Exhibits.

    1(a)  --   Articles of Incorporation of the Registrant.(a)

     (b)  --   Articles of Amendment to the Articles of Incorporation of the
               Registrant.(a)

     (c)  --   Form of Articles Supplementary creating the Series A, Series
               B, Series C, Series D and Series E Auction Market Preferred
               Stock of the Registrant.(b)

     (d)  --   Form of Articles Supplementary creating the Series F and
               Series G Auction Market Preferred Stock of the Registrant.(c)

     (e)  --   Articles of Amendment to Articles Supplementary creating
               Auction Market Preferred Stock of the Registrant.

    2     --   By-Laws of the Registrant.(d)

    3     --   Not Applicable.

    4     --   Form of Agreement and Plan of Reorganization between the
               Registrant and MuniInsured Fund, Inc. (e)

    5(a)  --   Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant.(f)

     (b)  --   Form of specimen certificate for the common stock of the
               Registrant.(d)

    6     --   Form of Investment Advisory Agreement between Registrant and
               Fund Asset Management, L.P.(d)

    7(a)  --   Form of Purchase Agreement for the common stock.(d)

     (b)  --   Form of Purchase Agreement for certain series of the AMPS.(g)

     (c)  --   Form of Merrill Lynch Standard Dealer Agreement.(a)

    8     --   Not applicable.

    9     --   Custody Agreement between the Registrant and State Street Bank and Trust Company ("State Street").(h)

    10    --   Not applicable.

    11    --   Opinion of Sidley Austin Brown & Wood LLP, counsel for the
               Registrant.(e)

    12    --   Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant.*

    13(a) -- Form of Registrar, Transfer Agency and Service Agreement between the Registrant and Equiserve Trust Company, I.A.(i)

      (b) -- Form of Agreement of Resignation, Appointment and Acceptance among the Registrant, IBJ Whitehall Banks Trust Company and The Bank of New York.(i)

      (c) --   Form of Broker-Dealer Agreement.(b)

      (d) --   Form of Letter of Representations.(b)

    14(a) -- Consent of Ernst & Young LLP, independent auditors for the Registrant.(e)

      (b) -- Consent of Deloitte & Touche LLP, independent auditors for MuniInsured Fund, Inc. (e)

    15    --   Not applicable.

    16    --   Power of Attorney.(j)

    17    --   None.

____________________________
(a) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Common Stock (File Nos. 33-45058 and 811-06540) (the "Common Stock Registration Statement").
(b) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 relating to the Auction Market Preferred Stock (File Nos. 33-46025 and 811-06540).
(c) Incorporated by reference to Exhibit 1(d) to the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File Nos. 333-07823 and 811-06540), filed on August 21, 1996.
(d) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant's Common Stock Registration Statement.
(e) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File Nos. 333-113433 and 811-06540) (the "N-14 Registration Statement"), filed on April 15, 2004.
(f)   Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
      Article VII, Article VIII, Article X, Article XI, Article XII and
      Article XIII of the Registrant's Articles of Incorporation, filed as
      Exhibit 1(a) hereto, and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws filed as Exhibit 2 hereto.
(g) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 relating to the AMPS (File Nos. 33-46025 and 811-06540).
(h) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.
(i) Incorporated by reference to Exhibit 13(c) to the Registration Statement on Form N-14 of MuniYield Fund, Inc. (File No. 333-65242), filed on September 14, 2001.
(j) Incorporated by reference to the N-14 Registration Statement, filed on March 9, 2004.

*     To be filed by amendment.

Item 17. Undertakings.

      (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.

                                  SIGNATURES

      As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 11th day of May, 2004.

                               MUNIYIELD INSURED FUND, INC.
                                         (Registrant)

                               By:  /s/ DONALD C. BURKE
                                   --------------------
                               (Donald C. Burke, Vice President and Treasurer)

      As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Signatures                       Title                     Date
            ----------                       -----                     ----
         TERRY K. GLENN *          President (Principal
         ----------------          Executive Officer) and Director
         (Terry K. Glenn)

        DONALD C. BURKE *          Vice President and
        -----------------          Treasurer (Principal Financial
        (Donald C. Burke)          and Accounting Officer)

       JAMES H. BODURTHA *         Director
       -------------------
       (James H. Bodurtha)

           JOE GRILLS *            Director
       -------------------
           (Joe Grills)

       HERBERT I. LONDON *         Director
       -------------------
       (Herbert I. London)

        ANDRE F. PEROLD *          Director
        -----------------
        (Andre F. Perold)

        ROBERTA C. RAMO *          Director
        -----------------
        (Roberta C. Ramo)

    ROBERT S. SALOMON , JR.*       Director
    -------------------------
     (Robert S. Salomon, Jr.)

      STEPHEN B. SWENSRUD *        Director
      ---------------------
      (Stephen B. Swensrud)

    *By: /s/ DONALD C. BURKE                                     May 11, 2004
         -------------------
         (Donald C. Burke,
         Attorney-in-Fact)

                                 EXHIBIT INDEX

Exhibit
 Number         Description
 ------         -----------
1(e)      --    Articles of Amendment to Articles Supplementary creating
                Auction Market Preferred Stock of the Registrant.